FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated July 22, 2010 entitled, "CN reports Q2-2010 net income of C$534 million, or C$1.13 per diluted share – up 38 per cent from year-earlier results. Company raises 2010 financial guidance on strong first-half results, expectation of continued economic recovery."

2.	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

3.	Management’s Discussion and Analysis (U.S. GAAP)

4.	Certificate of CEO

5.	Certificate of CFO

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

North America’s Railroad

CN reports Q2-2010 net income of C$534 million,
or C$1.13 per diluted share – up 38 per cent from year-earlier results

Company raises 2010 financial guidance on strong first-half results, expectation of continued economic recovery

MONTREAL, July 22, 2010 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the second quarter and first half ended June 30, 2010.

Second-quarter 2010 highlights

•	Net income and diluted earnings per share (EPS) increased by 38 per cent from the year-earlier quarter to C$534 million and C$1.13, respectively.
•	Diluted EPS of C$1.13 increased by 49 per cent over adjusted diluted EPS of C$0.76 for the second quarter of 2009. (1)
•	Revenues rose 18 per cent to C$2,093 million, while carloadings increased 27 per cent and revenue ton-miles rose 15 per cent.
•	Operating income increased 39 per cent to C$813 million.
•	Operating ratio improved by 6.1 points to 61.2 per cent.
•	Six-month free cash flow totalled C$958 million, up from C$463 million generated during the comparable period of 2009. (1)

Claude Mongeau, president and chief executive officer, said: “I am very pleased with our strong second-quarter 2010 earnings and free cash flow performance. We worked closely with our customers to help them grow their businesses and thereby increase our volumes, generating 27 per cent more carloads and 18 per cent more revenues in the quarter.

“CN’s outstanding results were anchored on careful planning – having the right resources in place at the right time – improved customer service, and our team’s strong execution of the CN Precision Railroading model. This performance allowed just a seven per cent increase in operating expenses and helped us to improve our operating ratio by more than six points to 61.2 per cent.”

Net income for the first-half of 2010 was C$1,045 million, or C$2.21 per diluted share, up from C$811 million, or C$1.72 per diluted share, for the comparable period of 2009.

Adjusted diluted EPS for the first six months of 2010 was C$1.93, compared with adjusted diluted EPS of C$1.40 for the first half of 2009. (1)

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Revised 2010 outlook (2)
CN’s strong first-half results and an expectation of a continued economic recovery this year have led the Company to revise its 2010 guidance upwards. CN now believes it has the scope to achieve an increase of approximately 25 per cent in 2010 adjusted diluted EPS over 2009 adjusted diluted EPS of C$3.24.  In addition, CN expects to achieve free cash flow for 2010 in the range of C$1.1 billion. (1)  This revised free cash flow outlook is based on the Company’s first-half performance, higher earnings forecast, proceeds from a Toronto rail-line sale in the first quarter, lower cash taxes, and expectation of making an additional voluntary pension plan contribution of approximately C$250 million to improve the plan’s funded status. (3)

Mongeau said: “CN has successfully taken advantage of the stronger than expected economic recovery in the first half of 2010. We will continue to seize opportunities going forward by supporting our customers in improving the efficiency of their supply chains to help sustain their competitiveness in end markets.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s 2010 second-quarter and first-half net income would have been higher by approximately C$35 million, or C$0.07 per diluted share, and approximately C$76 million, or C$0.16 per diluted share, respectively. (1)

Second-quarter 2010 revenues, traffic volumes and expenses
The 18 per cent rise in second-quarter revenues mainly resulted from significantly higher freight volumes in all markets as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on U.S.-dollar-denominated revenues.

Revenues increased for coal (40 per cent), automotive (39 per cent), metals and minerals (33 per cent), intermodal (25 per cent), forest products (six per cent), and petroleum and chemicals (six per cent). Revenues for grain and fertilizers declined one per cent.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased 15 per cent from the year-earlier period.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, remained flat on a percentage basis in the second quarter, largely owing to the impact of a higher fuel surcharge, freight rate increases and a decrease in the average length of haul that were offset by the negative translation impact of the stronger Canadian dollar.

Operating expenses for the second quarter of 2010 increased seven per cent, largely because of higher fuel costs, partially offset by the positive translation impact of the stronger Canadian dollar on U.S.-dollar-denominated expenses and by productivity gains.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

1) See discussion and reconciliation of non-GAAP adjusted performance-measures in the attached supplementary schedule, Non-GAAP Measures.

2) See Forward-Looking Statements below for a summary of the key assumptions and risks regarding CN’s 2010 outlook.

3) See Note 5 – Pensions and other postretirement benefits to the accompanying unaudited Interim Consolidated Financial Statements.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements.

Key assumptions

CN is revising its 2010 outlook, first issued on Jan. 26, 2010, in the news release announcing the Company’s fourth-quarter and full-year 2009 financial results, and subsequently amended in the Company’s first-quarter 2010 financial results news release dated April 26, 2010.

Current 2010 outlook as of July 22, 2010

CN now believes it has the scope to achieve an increase of approximately 25 per cent in 2010 adjusted diluted EPS over 2009 adjusted diluted EPS of C$3.24. In addition, CN expects to achieve free cash flow for 2010 in the range of C$1.1 billion. This current outlook is based on the following assumptions: 2010 North American industrial production increasing in the range of five per cent; U.S. housing starts to be about 675,000 units; CN carload growth, in percentage terms, in the mid-teens, along with Company pricing improvement of about 3.5 per cent; a Canadian-U.S. exchange rate for 2010 in the range of C$0.95 to par; the price of crude oil (West Texas Intermediate) to be in the range of US$75 to US$80 per barrel; and investment of approximately C$1.6 billion in Company capital programs. In addition, CN expects that U.S. motor vehicle sales will be approximately 11.5 million units for 2010. Although the Company anticipates the 2010/2011 Canadian grain crop will be below the five-year average, its impact on 2010 results is expected to be modest. CN is also assuming a strong U.S. crop, and has benefited from a good carry-over stock from the 2009/2010 Canadian grain crop.

Previous outlook as of April 26, 2010

CN, in percentage terms, was aiming for solid double-digit growth in 2010 adjusted diluted EPS over adjusted diluted EPS of C$3.24 in 2009, with free cash flow for 2010 in the order of C$1 billion. This outlook was based on the following assumptions: 2010 North American industrial production increasing in the range of five per cent; U.S. housing starts to be about 675,000 units; low double-digit CN carload growth, along with Company pricing improvement of about 3.5 per cent; a Canadian-U.S. exchange rate for 2010 in the range of par; the price of crude oil (West Texas Intermediate) to be about US$85 per barrel; and investment of approximately C$1.6 billion in Company capital programs. In addition, CN expected that U.S. motor vehicle sales would be approximately 11.5 million units for 2010. The Company also assumed that the 2010/2011 Canadian grain crop would be in line with the five-year average, and that in 2010 the crop would be complemented by a good carry-over stock from 2009.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications & Public Affairs	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended		Six months ended
	June 30		June 30

	2010	2009	2010	2009
	(Unaudited)
Revenues	$2,093	$1,781	$4,058	$3,640

Operating expenses
Labor and fringe benefits	414	413	884	867
Purchased services and material	250	253	508	544
Fuel	240	174	478	356
Depreciation and amortization	205	199	410	402
Equipment rents	60	70	120	152
Casualty and other	111	89	242	255
Total operating expenses	1,280	1,198	2,642	2,576

Operating income	813	583	1,416	1,064

Interest expense	(91)	(108)	(183)	(220)
Other income (Note 2)	14	9	176	170
Income before income taxes	736	484	1,409	1,014

Income tax expense (Note 6)	(202)	(97)	(364)	(203)
Net income	$534	$387	$1,045	$811

Earnings per share (Note 9)
Basic	$1.14	$0.83	$2.22	$1.73
Diluted	$1.13	$0.82	$2.21	$1.72

Weighted-average number of shares
Basic	468.8	468.7	469.9	468.5
Diluted	472.6	473.0	473.7	472.7
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	June 30	December 31	June 30
	2010	2009	2009
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$896	$352	$431
Accounts receivable (Note 3)	794	797	865
Material and supplies	255	170	258
Deferred income taxes	96	105	113
Other	64	66	96
	2,105	1,490	1,763

Properties	22,801	22,630	23,160
Intangible and other assets	1,221	1,056	1,814

Total assets	$26,127	$25,176	$26,737

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,341	$1,167	$1,270
Current portion of long-term debt	210	70	506
	1,551	1,237	1,776

Deferred income taxes	5,298	5,119	5,443
Other liabilities and deferred credits	1,256	1,196	1,319
Long-term debt	6,345	6,391	7,093

Shareholders' equity:
Common shares	4,275	4,266	4,203
Accumulated other comprehensive loss	(929)	(948)	(207)
Retained earnings	8,331	7,915	7,110
	11,677	11,233	11,106

Total liabilities and shareholders' equity	$26,127	$25,176	$26,737
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,301	$4,188	$4,266	$4,179
Stock options exercised and other	23	15	79	24
Share repurchase program (Note 3)	(49)	-	(70)	-
Balance, end of period	$4,275	$4,203	$4,275	$4,203

Accumulated other comprehensive loss
Balance, beginning of period	$(980)	$(126)	$(948)	$(155)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	286	(583)	79	(332)
Translation of US dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	(279)	580	(80)	322
Pension and other postretirement benefit plans (Note 5):
Amortization of prior service cost included in net
periodic benefit cost	-	-	1	1
Amortization of net actuarial loss included in net
periodic benefit cost (income)	-	1	1	1
Derivative instruments	(1)	-	(1)	-
Other comprehensive income (loss) before income taxes	6	(2)	-	(8)
Income tax recovery (expense)	45	(79)	19	(44)
Other comprehensive income (loss)	51	(81)	19	(52)
Balance, end of period	$(929)	$(207)	$(929)	$(207)

Retained earnings
Balance, beginning of period	$8,191	$6,841	$7,915	$6,535
Net income	534	387	1,045	811
Share repurchase program (Note 3)	(268)	-	(376)	-
Dividends	(126)	(118)	(253)	(236)
Balance, end of period	$8,331	$7,110	$8,331	$7,110
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and six months ended June 30, 2010, the Company issued 0.5 million and 2.1 million common shares, respectively, as a result of stock options exercised and repurchased 5.4 million and 7.7 million common shares, respectively, under its current share repurchase program. At June 30, 2010, the Company had 465.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
	(Unaudited)
Operating activities
Net income	$534	$387	$1,045	$811
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	205	199	410	402
Deferred income taxes	41	40	111	50
Gain on disposal of property (Note 2)	-	-	(152)	(157)
Other changes in:
Accounts receivable	14	28	13	29
Material and supplies	(17)	4	(84)	(49)
Accounts payable and other	98	(9)	199	(141)
Other current assets	11	5	12	41
Other	(27)	(22)	(98)	(36)
Cash provided from operating activities	859	632	1,456	950

Investing activities
Property additions	(301)	(309)	(435)	(496)
Acquisitions, net of cash acquired (Note 2)	-	-	-	(373)
Disposal of property (Note 2)	23	40	167	150
Other, net	11	33	18	37
Cash used by investing activities	(267)	(236)	(250)	(682)

Financing activities
Issuance of long-term debt	-	-	-	1,440
Reduction of long-term debt	(22)	(187)	(40)	(1,459)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	22	13	74	15
Repurchase of common shares	(317)	-	(446)	-
Dividends paid	(126)	(118)	(253)	(236)
Cash used by financing activities	(443)	(292)	(665)	(240)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	(1)	(22)	3	(10)
Net increase in cash and cash equivalents	148	82	544	18
Cash and cash equivalents, beginning of period	748	349	352	413
Cash and cash equivalents, end of period	$896	$431	$896	$431

Supplemental cash flow information
Net cash receipts from customers and other	$2,093	$1,834	$4,150	$3,738
Net cash payments for:
Employee services, suppliers and other expenses	(1,078)	(974)	(2,308)	(2,340)
Interest	(81)	(93)	(172)	(199)
Personal injury and other claims	(17)	(35)	(31)	(65)
Pensions	(6)	(28)	(106)	(28)
Income taxes	(52)	(72)	(77)	(156)
Cash provided from operating activities	$859	$632	$1,456	$950
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2010, December 31, 2009, and June 30, 2009, and its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2010 and 2009.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2009 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2009 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Acquisition and disposal of property

2010 - Disposal of Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow to be released in accordance with the terms of the agreement. As at June 30, 2010, a minimal amount remained in escrow.  Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009 - Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the Elgin, Joliet and Eastern Railway Company (EJ&E), a short-line railway that operates over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (Cdn$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of $49 million ($30 million after-tax) were expensed and reported in Casualty and other in the Consolidated Statement of Income in the first half of 2009.

2009 - Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 3 - Financing activities

Revolving credit facility
As at June 30, 2010, the Company had letters of credit drawn on its US$1 billion revolving credit facility, expiring in October 2011, of $423 million ($421 million as at December 31, 2009). As at June 30, 2010, the Company had no outstanding borrowings under its revolving credit facility or commercial paper program (nil as at December 31, 2009).

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which now stands at $100 million until January 31, 2011, to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will return to $600 million until the expiry of the program. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The Company retains the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibility. The average servicing period is approximately one month. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
As at June 30, 2010, the Company had no receivables sold under this program (the Company had sold receivables that resulted in proceeds of $2 million and recorded retained interest of approximately 10% in Other current assets as at December 31, 2009).

Share repurchase program
In January 2010, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
In the second quarter of 2010, under this current share repurchase program, the Company repurchased 5.4 million common shares for $317 million, at a weighted-average price of $58.70. As of June 30, 2010, the Company has repurchased 7.7 million common shares for $446 million, at a weighted-average price of $57.92 per share.

Note 4 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2009 Annual Consolidated Financial Statements. For the three and six months ended June 30, 2010, the Company recorded total compensation expense for awards under all plans of $10 million and $50 million, respectively, and $25 million and $40 million, respectively, for the same periods in 2009. The total tax benefit recognized in income in relation to stock-based compensation expense for the three and six months ended June 30, 2010 was $2 million and $13 million, respectively, and $7 million and $11 million, respectively, for the same periods in 2009.

Cash settled awards
Following approval by the Board of Directors in January 2010, the Company granted 0.5 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period. Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. As at June 30, 2010, 0.2 million RSUs remained authorized for future grant under this plan.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the 2010 activity for all cash settled awards:

	RSUs		Voluntary Incentive Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2009	1.5	0.7	-	1.6
Granted	0.5	-	-	-
Payout	-	(0.7)	-	(0.1)
Outstanding at June 30, 2010	2.0	-	-	1.5

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					VIDP (2)	Total
						2003
Year of grant	2010	2009	2008	2007	2006	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Six months ended June 30, 2010	$7	$17	$15	$-	N/A	$6	$45
Six months ended June 30, 2009	N/A	$14	$2	$3	$(2)	$14	$31

Liability outstanding
June 30, 2010	$7	$30	$26	$-	N/A	$96	$159
December 31, 2009	N/A	$13	$11	$38	N/A	$102	$164

Fair value per unit
June 30, 2010 ($)	$38.44	$55.42	$56.47	N/A	N/A	$61.01	N/A

Fair value of awards vested during the period
Six months ended June 30, 2010	$-	$-	$-	N/A	N/A	$1	$1
Six months ended June 30, 2009	N/A	$-	$-	$-	N/A	$1	$1

Nonvested awards at June 30 2010
Unrecognized compensation cost	$13	$11	$2	N/A	N/A	$1	$27
Remaining recognition period (years)	2.5	1.5	0.5	N/A	N/A	N/A (3)	N/A

Assumptions (4)
Stock price ($)	$61.01	$61.01	$61.01	N/A	N/A	$61.01	N/A
Expected stock price volatility (5)	29%	31%	23%	N/A	N/A	N/A	N/A
Expected term (years) (6)	2.5	1.5	0.5	N/A	N/A	N/A	N/A
Risk-free interest rate (7)	1.57%	1.20%	0.73%	N/A	N/A	N/A	N/A
Dividend rate ($) (8)	$1.08	$1.08	$1.08	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(4)	Assumptions used to determine fair value are at June 30, 2010.
(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2010, the Company granted 0.7 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At June 30, 2010, 11.6 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at June 30, 2010, including conventional and performance-accelerated options, was 7.6 million and 2.6 million, respectively.
The following table provides the activity of stock option awards in 2010. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on June 30, 2010 at the Company’s closing stock price of $61.01.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2009 (1)	11.6	$30.98
Granted	0.7	$54.73
Exercised	(2.1)	$26.66
Outstanding at June 30, 2010 (1)	10.2	$33.74	4.6	$277
Exercisable at June 30, 2010 (1)	7.9	$29.87	3.4	$245
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2010	2009	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Six months ended June 30, 2010	$3	$1	$1	$-	$-	N/A	$5
Six months ended June 30, 2009	N/A	$6	$1	$1	$1	$-	$9

Fair value per unit
At grant date ($)	$13.08	$12.60	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during the period
Six months ended June 30, 2010	$-	$4	$3	$3	$3	$-	$13
Six months ended June 30, 2009	N/A	$-	$3	$3	$3	$3	$12

Nonvested awards at June 30, 2010
Unrecognized compensation cost	$6	$5	$2	$1	$-	$-	$14
Remaining recognition period (years)	3.5	2.5	1.5	0.5	-	-	N/A

Assumptions
Grant price ($)	$54.73	$42.14	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	28%	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.4	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	2.45%	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.08	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Pensions and other postretirement benefits

For the three and six months ended June 30, 2010 and 2009, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit income for pensions

	Three months ended		Six months ended
	June 30		June 30
In millions	2010	2009	2010	2009
Service cost	$26	$22	$53	$44
Interest cost	210	221	418	443
Expected return on plan assets	(252)	(252)	(504)	(504)
Recognized net actuarial loss	1	2	2	3
Net periodic benefit (income)	$(15)	$(7)	$(31)	$(14)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Six months ended
	June 30		June 30
In millions	2010	2009	2010	2009
Service cost	$1	$1	$2	$2
Interest cost	5	4	8	8
Curtailment gain	-	-	-	(3)
Amortization of prior service cost	-	-	1	1
Recognized net actuarial gain	(1)	(1)	(1)	(2)
Net periodic benefit cost	$5	$4	$10	$6

  In 2010, the Company expects to make contributions of approximately $130 million for all its pension plans, mainly representing the current service costs as determined by the latest actuarial valuations. The Company also expects to make an additional voluntary contribution of approximately $250 million to strengthen the financial position of its main pension plan, the CN Pension Plan. As at June 30, 2010, the Company has contributed $106 million to its pension plans.
Additional information is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2009 Annual Consolidated Financial Statements.

Note 6 – Income taxes

The Company recorded income tax expense of $202 million for the three months ended June 30, 2010 and $364 million for the six months ended June 30, 2010, compared to $97 million and $203 million, respectively, for the same periods in 2009. Included in the 2009 figures was a deferred income tax recovery of $43 million, of which $12 million and $15 million, recorded in the second and first quarters, respectively, resulted from the enactment of lower provincial corporate income tax rates; and $16 million recorded in the second quarter resulted from the recapitalization of a foreign investment.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7 - Major commitments and contingencies

A. Commitments
As at June 30, 2010, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $819 million ($854 million as at December 31, 2009). In addition, the Company has commitments in relation to the EJ&E acquisition to spend, over the next two years, approximately US$100 million for railroad infrastructure improvements and over US$60 million, over the next four years, under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional conditions imposed by the Surface Transportation Board (STB). The Company also has agreements with fuel suppliers to purchase approximately 83% of the estimated remaining 2010 volume, 43% of its anticipated 2011 volume, 32% of its anticipated 2012 volume, 26% of its anticipated 2013 volume and 9% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

B. Contingencies
The Company becomes involved, from time to time, in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm for occupational and non-occupational disease claims. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at June 30, 2010, the Company had aggregate reserves for personal injury and other claims of $375 million, of which $86 million was recorded as a current liability ($344 million as at December 31, 2009, of which $106 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Known existing environmental concerns
The Company has identified approximately 315 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, a liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.
As at June 30, 2010, the Company had aggregate accruals for environmental costs of $106 million, of which $38 million was recorded as a current liability ($103 million as at December 31, 2009, of which $38 million was recorded as a current liability). The Company anticipates that the majority of the liability at June 30, 2010 will be paid out over the next five years. However, some costs may be paid out over a longer period. No individual site is considered to be material. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2010 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At June 30, 2010, the maximum exposure in respect of these guarantees was $230 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2010, the maximum potential liability under these guarantees was $473 million, of which $411 million was for workers’ compensation and other employee benefits and $62 million was for equipment under leases and other. Of the $473 million of letters of credit and surety and other bonds, $423 million was drawn on the Company’s US$1 billion revolving credit facility. During 2010, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at June 30, 2010, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2010 and 2013.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 8 – Financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at June 30, 2010 and December 31, 2009 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$24	$116	$22	$111
Financial liabilities
Long-term debt (including current portion)	$6,555	$7,659	$6,461	$7,152

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Six months ended
	June 30		June 30
In millions, except per share data	2010	2009	2010	2009

Net income	$534	$387	$1,045	$811

Weighted-average shares outstanding	468.8	468.7	469.9	468.5
Effect of stock options	3.8	4.3	3.8	4.2
Weighted-average diluted shares outstanding	472.6	473.0	473.7	472.7

Basic earnings per share	$1.14	$0.83	$2.22	$1.73
Diluted earnings per share	$1.13	$0.82	$2.21	$1.72

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact was nil and 0.1 million for the three and six months ended June 30, 2010, respectively, and 0.4 million and 0.7 million, respectively, for the corresponding periods in 2009.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,846	1,601	3,634	3,297
Gross ton miles (GTM) (millions)	85,129	74,556	169,119	148,113
Revenue ton miles (RTM) (millions)	44,576	38,865	88,656	77,556
Carloads (thousands)	1,182	928	2,290	1,882
Route miles (includes Canada and the U.S.)	20,859	21,104	20,859	21,104
Employees (end of period)	22,127	21,717	22,127	21,717
Employees (average for the period)	22,019	21,827	21,750	22,043

Productivity

Operating ratio (%)	61.2	67.3	65.1	70.8
Rail freight revenue per RTM (cents)	4.14	4.12	4.10	4.25
Rail freight revenue per carload ($)	1,562	1,725	1,587	1,752
Operating expenses per GTM (cents)	1.50	1.61	1.56	1.74
Labor and fringe benefits expense per GTM (cents)	0.49	0.55	0.52	0.59
GTMs per average number of employees (thousands)	3,866	3,416	7,776	6,719
Diesel fuel consumed (US gallons in millions)	88	80	179	165
Average fuel price ($/US gallon)	2.43	2.00	2.41	1.99
GTMs per US gallon of fuel consumed	967	932	945	898

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.61	1.68	1.64	1.48
Accident rate per million train miles (2)	1.78	1.71	1.83	1.92

Financial ratio

Debt-to-total capitalization ratio (% at end of period)	36.0	40.6	36.0	40.6
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended June 30			Six months ended June 30
			Variance			Variance
	2010	2009	Fav (Unfav)	2010	2009	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	329	309	6%	650	649	-
Metals and minerals	210	158	33%	420	356	18%
Forest products	299	283	6%	587	585	-
Coal	155	111	40%	287	214	34%
Grain and fertilizers	327	330	(1%)	699	687	2%
Intermodal	398	318	25%	749	637	18%
Automotive	128	92	39%	242	169	43%
Total rail freight revenues	1,846	1,601	15%	3,634	3,297	10%
Other revenues	247	180	37%	424	343	24%
Total revenues	2,093	1,781	18%	4,058	3,640	11%

Revenue ton miles (millions)
Petroleum and chemicals	7,680	7,114	8%	15,544	14,641	6%
Metals and minerals	4,084	2,813	45%	7,988	6,065	32%
Forest products	7,460	6,782	10%	14,636	13,396	9%
Coal	4,941	3,445	43%	9,267	6,286	47%
Grain and fertilizers	10,447	10,049	4%	22,561	20,607	9%
Intermodal	9,230	8,108	14%	17,295	15,584	11%
Automotive	734	554	32%	1,365	977	40%
	44,576	38,865	15%	88,656	77,556	14%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.14	4.12	-	4.10	4.25	(4%)
Commodity groups:
Petroleum and chemicals	4.28	4.34	(1%)	4.18	4.43	(6%)
Metals and minerals	5.14	5.62	(9%)	5.26	5.87	(10%)
Forest products	4.01	4.17	(4%)	4.01	4.37	(8%)
Coal	3.14	3.22	(2%)	3.10	3.40	(9%)
Grain and fertilizers	3.13	3.28	(5%)	3.10	3.33	(7%)
Intermodal	4.31	3.92	10%	4.33	4.09	6%
Automotive	17.44	16.61	5%	17.73	17.30	2%

Carloads (thousands)
Petroleum and chemicals	138	125	10%	272	253	8%
Metals and minerals	249	128	95%	489	308	59%
Forest products	107	100	7%	210	200	5%
Coal	132	107	23%	242	197	23%
Grain and fertilizers	136	130	5%	282	262	8%
Intermodal	364	300	21%	690	592	17%
Automotive	56	38	47%	105	70	50%
	1,182	928	27%	2,290	1,882	22%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,562	1,725	(9%)	1,587	1,752	(9%)
Commodity groups:
Petroleum and chemicals	2,384	2,472	(4%)	2,390	2,565	(7%)
Metals and minerals	843	1,234	(32%)	859	1,156	(26%)
Forest products	2,794	2,830	(1%)	2,795	2,925	(4%)
Coal	1,174	1,037	13%	1,186	1,086	9%
Grain and fertilizers	2,404	2,538	(5%)	2,479	2,622	(5%)
Intermodal	1,093	1,060	3%	1,086	1,076	1%
Automotive	2,286	2,421	(6%)	2,305	2,414	(5%)

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

During the three and six months ended June 30, 2010, the Company reported adjusted net income of $534 million, or $1.13 per diluted share and $914 million, or $1.93 per diluted share, respectively. The adjusted figures for the six months ended June 30, 2010 exclude the gain on sale of the Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per diluted share).
During the three and six months ended June 30, 2009, the Company reported adjusted net income of $361 million, or $0.76 per diluted share and $663 million, or $1.40 per diluted share, respectively. The adjusted figures for the three months ended June 30, 2009 exclude a deferred income tax recovery of $28 million ($0.06 per diluted share), of which $12 million ($0.03 per diluted share) resulted from the enactment of a lower provincial corporate income tax rate and $16 million ($0.03 per diluted share) resulted from the recapitalization of a foreign investment, as well as the impact of EJ&E acquisition-related costs of $3 million or $2 million after-tax. The adjusted figures for the six months ended June 30, 2009 exclude the gain on sale of the Weston subdivision of $157 million or $135 million after-tax ($0.29 per diluted share), EJ&E acquisition-related costs of $49 million or $30 million after-tax ($0.06 per diluted share) and a deferred income tax recovery of $43 million ($0.09 per diluted share), of which $27 million ($0.06 per diluted share) resulted from the enactment of lower provincial corporate income tax rates and $16 million ($0.03 per diluted share) resulted from the recapitalization of a foreign investment.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2010 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2010 and 2009, to the adjusted performance measures presented herein.

	Three months ended			Six months ended
	June 30, 2010			June 30, 2010

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,093	$-	$2,093	$4,058	$-	$4,058
Operating expenses	1,280	-	1,280	2,642	-	2,642
Operating income	813	-	813	1,416	-	1,416
Interest expense	(91)	-	(91)	(183)	-	(183)
Other income	14	-	14	176	(152)	24
Income before income taxes	736	-	736	1,409	(152)	1,257
Income tax expense	(202)	-	(202)	(364)	21	(343)
Net income	$534	$-	$534	$1,045	$(131)	$914
Operating ratio	61.2%		61.2%	65.1%		65.1%
Basic earnings per share	$1.14	$-	$1.14	$2.22	$(0.28)	$1.94
Diluted earnings per share	$1.13	$-	$1.13	$2.21	$(0.28)	$1.93

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Six months ended
	June 30, 2009			June 30, 2009

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,781	$-	$1,781	$3,640	$-	$3,640
Operating expenses	1,198	(3)	1,195	2,576	(49)	2,527
Operating income	583	3	586	1,064	49	1,113
Interest expense	(108)	-	(108)	(220)	-	(220)
Other income	9	-	9	170	(157)	13
Income before income taxes	484	3	487	1,014	(108)	906
Income tax expense	(97)	(29)	(126)	(203)	(40)	(243)
Net income	$387	$(26)	$361	$811	$(148)	$663
Operating ratio	67.3%		67.1%	70.8%		69.4%
Basic earnings per share	$0.83	$(0.06)	$0.77	$1.73	$(0.32)	$1.41
Diluted earnings per share	$0.82	$(0.06)	$0.76	$1.72	$(0.32)	$1.40

Constant currency

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
On a constant currency basis, the Company’s 2010 second quarter and first half net income would have been higher by approximately $35 million, or $0.07 per diluted share and approximately $76 million, or $0.16 per diluted share, respectively.
Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year (1.1671 for the three months ended June 30 and 1.2064 for the six months ended June 30). Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.
The following table presents a reconciliation of the 2010 impact of foreign exchange using a constant currency basis:

                        Diluted earnings per share
	Three months ended June 30	Six months ended June 30
Actual foreign currency translation impact included in net income in 2010 when compared to the comparable period of 2009	$0.03	$0.07
Constant currency rate applied to the increase in US dollar-denominated net income in 2010 when compared to the comparable period of 2009	0.04	0.09
Impact on 2010 net income using constant currency	$0.07	$0.16

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $465 million and $958 million of free cash flow for the three and six months ended June 30, 2010 compared to $256 million and $463 million for the same periods in 2009. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30
In millions	2010	2009	2010	2009

Cash provided from operating activities	$859	$632	$1,456	$950
Cash used by investing activities	(267)	(236)	(250)	(682)
Cash provided before financing activities	592	396	1,206	268

Adjustments:
Change in accounts receivable securitization	-	-	2	68
Dividends paid	(126)	(118)	(253)	(236)
Acquisition of EJ&E	-	-	-	373
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	(1)	(22)	3	(10)
Free cash flow	$465	$256	$958	$463

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2010 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2009 Annual MD&A.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,900 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2009, no individual commodity group accounted for more than 18% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 28% from transborder traffic, 24% from Canadian domestic traffic and 29% from overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 15 – Segmented information, to the Company’s 2009 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. With a commitment to stay engaged with customers and by leveraging the strength of its franchise, the Company seeks to provide quality and cost-effective service that creates value for its customers. CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on investment, as well as various key operating metrics, including safety metrics that the Company focuses on to measure efficiency and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on investment, CN seeks to deliver increased shareholder value. At the beginning of 2010, the Company’s Board of Directors approved an increase of 7% to the quarterly dividend to common shareholders, from $0.2525 to $0.2700, as well as a share repurchase program to be funded mainly from cash generated from operations. The share repurchase program allows for the repurchase of

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
CN’s business model is anchored on five corporate values: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. Employees are encouraged to share these values and promote them in their day-to-day work. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. Precision Railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return.

Providing quality service, controlling costs and focusing on asset utilization
Although many industries, including transportation, have been impacted by the recent economic conditions, the basic driver of the Company’s business has remained intact – demand for reliable, efficient, and cost effective transportation. The Company’s focus during these volatile times has been and will continue to be the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.
As a result of the recession in the North American economy and the contraction of the global economy in 2009, most of the Company’s commodity groups were significantly impacted, including forest products, automotive, petroleum and chemicals, metals and minerals and intermodal. The Company made the necessary changes to its operations to reflect the reduced freight volumes and imposed cost-reduction measures. The productivity gains achieved during 2009 position the Company well for the future.
At this time, it appears that many of the Company’s markets are recovering. The Company is expecting to benefit from opportunities that will stem from an expected increase in North American industrial production, a turnaround in automotive production, and gradual improvements in housing and related segments.
In continuing to meet its long-term business plan objectives, the Company’s focus remains on top-line growth through its pricing-to-value strategy, its “first mile-last mile” initiative which focuses on improving customer service at origin and destination, and on opportunities that extend beyond the business cycle, such as market share gains versus truck; commodities related to oil and gas development in western Canada; the Prince Rupert Intermodal Terminal; opportunities in the bulk sector; and through integrated transportation solutions. The Company is also focused on emerging market opportunities related to the transportation of sustainable energy products, which include biodiesel, ethanol, wind turbine components and wood pellets.
To operate efficiently and safely while maintaining a high level of customer service, the Company will continue to leverage its unique North American franchise consisting of its rail network, unique network of ports and efficient international trade gateways and complementary non-rail service offerings; and its superior business model. The Company plans to continue to invest in capital programs to maintain a safe railway and pursue strategic initiatives to improve its franchise. The Company continuously seeks productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of new locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, these locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offers train-mile savings, allows for efficient long-train operations and reduces wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, as well as costs for legal claims and health care.
CN’s capital programs support the Company’s commitment to its corporate values and strategy and its ability to grow the business profitably. In 2010, CN plans to invest approximately $1.6 billion on capital programs, of which approximately $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern Railway Company (EJ&E) property that was acquired in 2009. This amount also includes funds for strategic initiatives and additional

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

enhancements to the track infrastructure in western Canada. CN’s equipment spending, targeted to reach approximately $300 million in 2010, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 69 new high-horsepower locomotives. CN also expects to spend approximately $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity. See the Liquidity and capital resources section of this MD&A for property additions in the six-month period ended June 30, 2010.
The Company also invests in various strategic initiatives to expand the scope of its business. A key initiative was the acquisition of the EJ&E lines in 2009, which will drive new efficiencies and operating improvements on CN's network as a result of streamlined rail operations and reduced congestion.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its credit ratios, and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through a share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Committing to safety and sustainability
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN's Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company proactively participates in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint. The Company’s Environmental Policy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website.

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year (1.1671 for the three months ended June 30 and 1.2064 for the six months ended June 30). Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to long-term growth opportunities; statements that many of the Company’s markets are recovering and that the Company is expecting to benefit from opportunities stemming from the economic turnaround; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to long-term growth opportunities, markets served by the Company recovering, and the Company expecting to benefit from opportunities stemming from the economic turnaround

    • Gradual recovery in the North American economy
    • Improving global economic conditions
    • Long-term growth opportunities being less affected by current economic conditions
    • Improving production rates in specific industries
    • Improving carload traffic

Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and capital spending
    • Gradual recovery in the North American economy
    • Improving global economic conditions
    • Adequate credit ratios
    • Investment grade credit rating
    • Access to capital markets
    • Adequate cash generated from operations

Statements relating to pension contributions	• Reasonable level of funding as determined by actuarial valuations • Adequate return on investment on pension plan assets • Adequate cash generated from operations

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. See the section of this MD&A entitled Business risks for detailed information on major risk factors.

Financial and statistical highlights

	Three months ended June 30		Six months ended June 30
$ in millions, except per share data, or unless otherwise indicated	2010	2009	2010	2009
	(Unaudited)
Financial results
Revenues	$2,093	$1,781	$4,058	$3,640
Operating income (1)	$813	$583	$1,416	$1,064
Net income (1) (2) (3)	$534	$387	$1,045	$811

Operating ratio (1)	61.2%	67.3%	65.1%	70.8%

Basic earnings per share (1) (2) (3)	$1.14	$0.83	$2.22	$1.73
Diluted earnings per share (1) (2) (3)	$1.13	$0.82	$2.21	$1.72

Dividend declared per share	$0.2700	$0.2525	$0.5400	$0.5050

Financial position
Total assets	$26,127	$26,737	$26,127	$26,737
Total long-term financial liabilities and other	$12,899	$13,855	$12,899	$13,855
Statistical operating data and productivity measures (4)
Employees (average for the period)	22,019	21,827	21,750	22,043
Gross ton miles (GTM) per average number of employees (thousands)	3,866	3,416	7,776	6,719
GTMs per US gallon of fuel consumed	967	932	945	898

(1)
The figures for the three and six months ended June 30, 2009 include $3 million, or $2 million after-tax, and $49 million, or $30 million after-tax ($0.06 per basic or diluted share), respectively, for EJ&E acquisition-related costs.

(2)	The figures for the six months ended June 30, 2010 include a gain on sale of the Company's Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).

(3)
The figures for the three and six months ended June 30, 2009 include a deferred income tax recovery of $28 million, of which $12 million ($0.03 per basic or diluted share) resulted from an income tax rate enactment and $16 million ($0.03 per basic or diluted share) from the recapitalization of a foreign investment. The figures for the six months ended June 30, 2009 also include a gain on sale of the Company's Weston subdivision of $157 million or $135 million after-tax ($0.29 per basic or diluted share) and a deferred income tax recovery of $15 million ($0.03 per basic or diluted share) resulting from an income tax rate enactment.

(4)	Based on estimated data available at such time and subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial results

Second quarter and first half of 2010 compared to corresponding periods in 2009

Second quarter 2010 net income was $534 million, an increase of $147 million, or 38%, when compared to the same period in 2009, with diluted earnings per share rising 38% to $1.13. Net income for the six months ended June 30, 2010 was $1,045 million, an increase of $234 million, or 29%, when compared to the same period in 2009, with diluted earnings per share rising 28% to $2.21.
The Company’s results of operations in 2010 reflect a recovery in many of its markets as compared to 2009 when the Company experienced significant weakness across markets due to economic conditions.
 Included in the results for the six months ended June 30, 2010 was the gain on sale of the Company’s Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share). Included in the second quarter of 2009 was a deferred income tax recovery of $28 million ($0.06 per basic or diluted share), of which $12 million ($0.03 per basic or diluted share) resulted from the enactment of a lower provincial corporate income tax rate and $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, as well as EJ&E acquisition-related costs of $3 million or $2 million after-tax. Included in the results for the six months ended June 30, 2009 was the gain on sale of the Weston subdivision of $157 million or $135 million after-tax ($0.29 per basic or diluted share), EJ&E acquisition-related costs of $49 million or $30 million after-tax ($0.06 per basic or diluted share) and a deferred income tax recovery of $43 million ($0.09 per basic or diluted share), of which $27 million ($0.06 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates and $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment.
Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The translation of the Company’s US dollar-denominated revenues and expenses has resulted in a positive impact in the second quarter of 2010 and 2009 of $6 million, or $0.01 per diluted share; and $19 million, or $0.04 per diluted share; respectively. For the six-month period of 2010 and 2009, the translation has resulted in a positive impact of $14 million, or $0.03 per diluted share; and $47 million, or $0.10 per diluted share; respectively.
  Revenues for the second quarter of 2010 increased by $312 million, or 18%, to $2,093 million when compared to the same period in 2009. Revenues for the first half of 2010 increased by $418 million, or 11%, to $4,058 million when compared to the same period in 2009.  The increases were mainly due to significantly higher freight volumes in all markets as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.

For the second quarter of 2010, operating expenses increased by $82 million, or 7%, to $1,280 million when compared to the same period in 2009. Operating expenses for the six months ended June 30, 2010 increased by $66 million, or 3%, to $2,642 million when compared to the same period in 2009. The increases were primarily due to higher fuel costs and increased labor and fringe benefits expenses. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses and the impact of EJ&E acquisition-related costs recorded in the first half of 2009.
The operating ratio, defined as operating expenses as a percentage of revenues, was 61.2% in the current quarter compared to 67.3% in the second quarter of 2009, a 6.1-point improvement. The six-month operating ratio was 65.1% in 2010, compared to 70.8% in 2009, a 5.7-point improvement. Excluding the 2009 EJ&E acquisition-related costs, the six-month operating ratio was 65.1% in 2010, compared to an adjusted operating ratio of 69.4% in 2009, a 4.3-point improvement.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

Three months ended June 30					Six months ended June 30
In millions, unless otherwise indicated	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
(Unaudited)
Rail freight revenues	$1,846	$1,601	15%	24%	$3,634	$3,297	10%	20%
Other revenues	247	180	37%	47%	424	343	24%	33%
Total revenues	$2,093	$1,781	18%	26%	$4,058	$3,640	11%	21%
Rail freight revenues
Petroleum and chemicals	$329	$309	6%	16%	$650	$649	-	11%
Metals and minerals	210	158	33%	46%	420	356	18%	33%
Forest products	299	283	6%	16%	587	585	-	12%
Coal	155	111	40%	49%	287	214	34%	43%
Grain and fertilizers	327	330	(1%)	6%	699	687	2%	10%
Intermodal	398	318	25%	29%	749	637	18%	22%
Automotive	128	92	39%	52%	242	169	43%	60%
Total rail freight revenues	$1,846	$1,601	15%	24%	$3,634	$3,297	10%	20%
Revenue ton miles (RTM) (millions)	44,576	38,865	15%	15%	88,656	77,556	14%	14%
Rail freight revenue/RTM (cents)	4.14	4.12	-	8%	4.10	4.25	(4%)	5%

Revenues for the quarter ended June 30, 2010 totaled $2,093 million compared to $1,781 million in the same period in 2009, an increase of $312 million, or 18%. Revenues for the first half of 2010 were $4,058 million, an increase of $418 million, or 11%, when compared to the same period in 2009. The increases in both the second quarter and first half of 2010 were mainly due to significantly higher freight volumes in all markets as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge, in the range of $100 million for the second quarter and $160 million for the first six months of the year, as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.
Revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 15% in the second quarter and 14% in the first half of 2010, when compared to the same periods in 2009. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, remained flat on a percentage basis in the second quarter mainly due to the impact of a higher fuel surcharge, freight rate increases and a decrease in the average length of haul that were offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 4% in the first half of 2010, mainly due to the negative translation impact of the stronger Canadian dollar, which was partly offset by the impact of a higher fuel surcharge, freight rate increases, and a decrease in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Petroleum and chemicals

	Three months ended June 30				Six months ended June 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$329	$309	6%	16%	$650	$649	-	11%
RTMs (millions)	7,680	7,114	8%	8%	15,544	14,641	6%	6%
Revenue/RTM (cents)	4.28	4.34	(1%)	8%	4.18	4.43	(6%)	5%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. Revenues for this commodity group increased by $20 million, or 6%, in the second quarter and $1 million, flat on a percentage basis, in the first six months of 2010 when compared to the same periods in 2009. The increases in both the second quarter and first six months of 2010 were mainly due to higher shipments of chemical products due to improvements in industrial production, increased shipments of refined petroleum products and sulfur, freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 1% in the second quarter and 6% in the first half of 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by freight rate increases and the impact of a higher fuel surcharge.

Metals and minerals

	Three months ended June 30				Six months ended June 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$210	$158	33%	46%	$420	$356	18%	33%
RTMs (millions)	4,084	2,813	45%	45%	7,988	6,065	32%	32%
Revenue/RTM (cents)	5.14	5.62	(9%)	1%	5.26	5.87	(10%)	1%

 The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. Revenues for this commodity group increased by $52 million, or 33%, in the second quarter and $64 million, or 18%, in the first six months of 2010 when compared to the same periods in 2009. The increases in both the second quarter and first half of 2010 were mainly due to an improvement in the steel industry, which resulted in greater shipments of iron ore and steel products; stronger volumes of construction materials; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 9% in the second quarter and 10% in the first half of 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by a significant increase in short-haul traffic.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Forest products

	Three months ended June 30				Six months ended June 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$299	$283	6%	16%	$587	$585	-	12%
RTMs (millions)	7,460	6,782	10%	10%	14,636	13,396	9%	9%
Revenue/RTM (cents)	4.01	4.17	(4%)	6%	4.01	4.37	(8%)	3%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. Revenues for this commodity group increased by $16 million, or 6%, in the second quarter and $2 million, flat on a percentage basis, in the first six months of 2010 when compared to the same periods in 2009. The increases in both the second quarter and first half of 2010 were mainly due to increased lumber shipments, primarily in North America, and woodpulp to offshore markets; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.  Revenue per revenue ton mile decreased by 4% in the second quarter and 8% in the first half of 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge and freight rate increases.

Coal

	Three months ended June 30				Six months ended June 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$155	$111	40%	49%	$287	$214	34%	43%
RTMs (millions)	4,941	3,445	43%	43%	9,267	6,286	47%	47%
Revenue/RTM (cents)	3.14	3.22	(2%)	4%	3.10	3.40	(9%)	(3%)

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to offshore steel producers. Revenues for this commodity group increased by $44 million, or 40%, in the second quarter and $73 million, or 34%, in the first six months of 2010 when compared to the same periods in 2009. The increases in both the second quarter and first half of 2010 were mainly due to strong volumes of Canadian export coal from new origins as well as increased Asian demand from existing mines, freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% in the second quarter and 9% in the first half of 2010, mainly due to the negative translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Grain and fertilizers

	Three months ended June 30				Six months ended June 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$327	$330	(1%)	6%	$699	$687	2%	10%
RTMs (millions)	10,447	10,049	4%	4%	22,561	20,607	9%	9%
Revenue/RTM (cents)	3.13	3.28	(5%)	2%	3.10	3.33	(7%)	1%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. Revenues for this commodity group decreased by $3 million, or 1%, in the second quarter and increased by $12 million, or 2%, in the first six months of 2010 when compared to the same periods in 2009. The decrease in the second quarter was mainly due to the negative translation impact of the stronger Canadian dollar and weaker volumes of food grains that were mostly offset by higher shipments of potash. The increase in the first six months of 2010 was mainly due to higher shipments of potash and the impact of a higher fuel surcharge that were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 5% in the second quarter and 7% in the first half of 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge.

Intermodal

	Three months ended June 30				Six months ended June 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$398	$318	25%	29%	$749	$637	18%	22%
RTMs (millions)	9,230	8,108	14%	14%	17,295	15,584	11%	11%
Revenue/RTM (cents)	4.31	3.92	10%	13%	4.33	4.09	6%	10%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. Revenues for this commodity group increased by $80 million, or 25%, in the second quarter and $112 million, or 18%, in the first six months of 2010 when compared to the same periods in 2009. The increases in both the second quarter and first half of 2010 were mainly due to higher volumes from overseas markets, particularly through the Ports of Prince Rupert and Vancouver, and domestic retail shipments; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 10% in the second quarter and 6% in the first half of 2010, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Automotive

	Three months ended June 30				Six months ended June 30
	2010	2009	% Change	% Change at constant currency	2010	2009	% Change	% Change at constant currency
Revenues (millions)	$128	$92	39%	52%	$242	$169	43%	60%
RTMs (millions)	734	554	32%	32%	1,365	977	40%	40%
Revenue/RTM (cents)	17.44	16.61	5%	15%	17.73	17.30	2%	14%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this commodity group increased by $36 million, or 39%, in the second quarter and $73 million, or 43%, in the first six months of 2010 when compared to the same periods in 2009. The increases in both the second quarter and first half of 2010 were mainly due to significantly higher volumes of domestic finished vehicles traffic, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 5% in the second quarter and 2% in the first half of 2010, mainly due to the impact of a higher fuel surcharge, freight rate increases, and a significant decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar.

Other revenues
Other revenues include revenues from services such as non-rail transportation and interswitching. Other revenues increased by $67 million, or 37% (47% at constant currency), in the second quarter and $81 million, or 24% (33% at constant currency), in the first six months of 2010 when compared to the same periods in 2009, mainly due to higher non-rail transportation services that was partly offset by the negative translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

Operating expenses for the second quarter of 2010 amounted to $1,280 million, compared to $1,198 million in the same quarter of 2009. Operating expenses for the first half of 2010 were $2,642 million, compared to $2,576 million in the same period of 2009. The increases of $82 million, or 7%, in the second quarter and $66 million, or 3%, in the first half of 2010 were mainly due to higher fuel costs and increased labor and fringe benefits expenses. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses and the impact of EJ&E acquisition-related costs recorded in the first half of 2009.

	Three months ended June 30						Six months ended June 30
			% Change	% Change at constant currency	Percentage of revenues				% Change	% Change at constant currency	Percentage of revenues
In millions	2010	2009			2010	2009	2010	2009			2010	2009
	(Unaudited)
Labor and fringe benefits	$414	$413	-	(6%)	19.8%	23.2%	$884	$867	(2%)	(9%)	21.8%	23.8%
Purchased services and material	250	253	1%	(5%)	11.9%	14.2%	508	544	7%	-	12.5%	15.0%
Fuel	240	174	(38%)	(56%)	11.5%	9.8%	478	356	(34%)	(56%)	11.8%	9.8%
Depreciation and amortization	205	199	(3%)	(7%)	9.8%	11.2%	410	402	(2%)	(6%)	10.1%	11.0%
Equipment rents	60	70	14%	6%	2.9%	3.9%	120	152	21%	11%	2.9%	4.2%
Casualty and other	111	89	(25%)	(35%)	5.3%	5.0%	242	255	5%	(2%)	6.0%	7.0%
Total operating expenses	$1,280	$1,198	(7%)	(15%)	61.2%	67.3%	$2,642	$2,576	(3%)	(11%)	65.1%	70.8%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $1 million, or flat on a percentage basis, in the second quarter and $17 million, or 2%, in the first half of 2010 when compared to the same periods in 2009. The increases in both the three- and six-month periods were mainly due to higher employee benefit expenses and annual wages, as well as the impact of increased freight volumes, and higher health and welfare costs that were mostly offset by the translation impact of the stronger Canadian dollar and higher pension income. In addition, the impact of the fluctuating stock price mainly contributed to the decrease in stock-based compensation expense in the second quarter of 2010 and the increase on a year-to-date basis when compared to the same periods in 2009.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses decreased by $3 million, or 1%, in the second quarter and $36 million, or 7%, in the first half of 2010 when compared to the same periods in 2009. The decreases in both the three- and six-month periods were mainly a result of the translation impact of the stronger Canadian dollar and lower expenses for repairs and utilities as a result of mild weather conditions, primarily in the first quarter. These factors were partly offset by higher expenses for third-party non-rail transportation services.

Fuel: Fuel expense includes the cost of fuel consumed by assets, including locomotives, intermodal and other equipment. These expenses increased by $66 million, or 38%, in the second quarter and $122 million, or 34%, in the first half of 2010 when compared to the same periods in 2009. The increases in both the three- and six-month periods were primarily due to a higher average price for fuel and higher freight volumes, which were partly offset by the translation impact of the stronger Canadian dollar and productivity improvements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairment write-downs. These expenses increased by $6 million, or 3%, in the second quarter and $8 million, or 2%, in the first half of 2010 when compared to the same periods in 2009. The increases in both the three- and six-month periods were mainly due to the impact of net capital additions, which was partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $10 million, or 14%, in the second quarter and $32 million, or 21%, in the first half of 2010 when compared to the same periods in 2009. The decreases in both the three- and six-month periods were primarily due to the translation impact of the stronger Canadian dollar and reduced lease expense for cars and locomotives.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses. These expenses increased by $22 million, or 25%, in the second quarter and decreased by $13 million, or 5%, in the first half of 2010 when compared to the same periods in 2009. The increase in the three-month period was mainly due to increases in the environmental liability and the provision for legal claims, which were partly offset by the translation impact of the stronger Canadian dollar. The decrease in the six-month period was mainly due to the EJ&E acquisition-related costs of $49 million recorded in 2009 and the translation impact of the stronger Canadian dollar. These factors were partly offset by increases in the environmental liability, the liability for personal injury claims in Canada pursuant to an actuarial valuation in the first quarter of 2010, and the provision for legal claims.

Other

Interest expense: Interest expense decreased by $17 million, or 16% (6% at constant currency), for the second quarter and $37 million, or 17% (5% at constant currency), for the first half of 2010 when compared to the same periods in 2009, mainly due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated interest expense.

Other income: In the second quarter and first half of 2010, the Company recorded Other income of $14 million and $176 million, compared to $9 million and $170 million, respectively in the same periods in 2009. Included in Other income for both years were gains on sales of the Company’s subdivisions of $152 million for the Oakville subdivision in the first quarter of 2010 and $157 million for the Weston subdivision in the first quarter of 2009. Higher income from other business activities also contributed to the increase in the first half of 2010.

Income tax expense: The Company recorded income tax expense of $202 million for the second quarter of 2010 compared to $97 million for the same period in 2009. For the six-month period ended June 30, 2010, income tax expense was $364 million compared to $203 million for the same period in 2009. Included in income tax expense for the first half of 2009 was a deferred income tax recovery of $43 million, of which $12 million and $15 million, recorded in the second and first quarters, respectively, resulted from the enactment of lower provincial corporate income tax rates; and $16 million recorded in the second quarter resulted from the recapitalization of a foreign investment.  The effective tax rate for the three and six months ended June 30, 2010 was 27.4% and 25.8%, respectively, and 20.0% for both periods, respectively, in 2009. Excluding the 2009 deferred income tax recovery discussed herein, the effective tax rates for the second quarter and first half of 2009 were 25.8% and 24.3%, respectively. The effective tax rates for the first half of 2010 and 2009 include the benefit of the favorable capital gains inclusion rate applied to the first-quarter 2010 gain on sale of the Oakville subdivision and the first-quarter 2009 gain on sale of the Weston subdivision.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Summary of quarterly financial data – unaudited

In millions, except per share data
	2010		2009				2008
	Quarters		Quarters				Quarters
	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenues	$2,093	$1,965	$1,882	$1,845	$1,781	$1,859	$2,200	$2,257
Operating income	$813	$603	$653	$689	$583	$481	$820	$844
Net income	$534	$511	$582	$461	$387	$424	$573	$552

Basic earnings per share	$1.14	$1.08	$1.24	$0.98	$0.83	$0.91	$1.22	$1.17
Diluted earnings per share	$1.13	$1.08	$1.23	$0.97	$0.82	$0.90	$1.21	$1.16

Dividend declared per share	$0.2700	$0.2700	$0.2525	$0.2525	$0.2525	$0.2525	$0.2300	$0.2300

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above. The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2010		2009				2008
	Quarters		Quarters				Quarters
	Second	First	Fourth	Third	Second	First	Fourth	Third
Deferred income tax recoveries (1)	$-	$-	$99	$15	$28	$15	$42	$41
Gain on disposal of Oakville subdivision (after-tax) (2)	-	131	-	-	-	-	-	-
Gain on disposal of Lower Newmarket
subdivision (after-tax) (3)	-	-	59	-	-	-	-	-
Gain on disposal of Weston subdivision (after-tax) (4)	-	-	-	-	-	135	-	-
EJ&E acquisition-related costs (after-tax) (5)	-	-	-	-	(2)	(28)	-	-
Impact on net income	$-	$131	$158	$15	$26	$122	$42	$41

Basic earnings per share	$-	$0.28	$0.33	$0.03	$0.06	$0.26	$0.09	$0.09
Diluted earnings per share	$-	$0.28	$0.33	$0.03	$0.06	$0.26	$0.09	$0.09

(1)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(2)	The Company sold its Oakville subdivision for proceeds of $168 million. A gain on disposal of $152 million ($131 million after-tax) was recognized in Other income.

(3)	The Company sold its Lower Newmarket subdivision for proceeds of $71 million. A gain on disposal of $69 million ($59 million after-tax) was recognized in Other income.

(4)	The Company sold its Weston subdivision for proceeds of $160 million. A gain on disposal of $157 million ($135 million after-tax) was recognized in Other income.

(5)	The Company recorded costs related to the acquisition of the EJ&E of $49 million ($30 million after-tax) in Casualty and other expense.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.
To meet short-term liquidity needs, the Company has available a commercial paper program, which is backstopped by a portion of its US$1 billion revolving credit facility, and an accounts receivable securitization program. If the Company were to lose access to either program for an extended period of time, the Company could rely on its US$1 billion revolving credit facility.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at June 30, 2010 and December 31, 2009, the Company had cash and cash equivalents of $896 million and $352 million, respectively, and working capital of $554 million and $253 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital market. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities: Cash provided from operating activities for the three and six months ended June 30, 2010 was $859 million and $1,456 million compared to $632 million and $950 million for the same periods in 2009. Net cash receipts from customers and other were $4,150 million for the six months ended June 30, 2010, an increase of $412 million when compared to the same period in 2009, mainly due to higher revenues and a shorter collection cycle. Payments for employee services, suppliers and other expenses were $2,308 million for the six months ended June 30, 2010, a decrease of $32 million when compared to the same period in 2009, mainly due to a lower foreign exchange rate on US dollar-denominated payments that was partly offset by higher payments for fuel. Payments for interest and personal injury and other claims in the first half of 2010 were $203 million, compared to $264 million in the same period in 2009. In the first half of 2010, pension contributions were $106 million, mainly representing the Company’s annual contribution to its main pension plan, the CN Pension Plan. In the first half of 2009, the Company made pension contributions of $28 million. For 2010, pension contributions are expected to be $380 million, which includes contributions of $130 million for all pension plans, mainly representing the current service costs as determined by the latest actuarial valuations, and an additional voluntary contribution of approximately $250 million to strengthen the financial position of its main pension plan, the CN Pension Plan.  Also consuming cash in the first half of 2010 were payments for income taxes of $77 million, a decrease of $79 million when compared to the same period of 2009. In 2010, net income tax payments are expected to be in the range of $250 million.

Investing activities: Cash used by investing activities for the three and six months ended June 30, 2010 amounted to $267 million and $250 million, compared to $236 million and $682 million, respectively, for the comparable periods in 2009. The Company’s investing activities in the first half of 2010 included property additions of $435 million, a decrease of $61 million when compared to the same period in 2009, and cash proceeds of $167 million from the disposition of the Company’s Oakville subdivision. Investing activities in the first half of 2009 included the payment of $373 million for the EJ&E acquisition and cash proceeds of $150 million from the disposition of the Company’s Weston subdivision. See the Acquisition and disposal of property section of this MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The following table details property additions for the three and six months ended June 30, 2010 and 2009:

	Three months ended June 30		Six months ended June 30
In millions	2010	2009	2010	2009
Track and roadway	$243	$239	$341	$352
Rolling stock	22	68	94	97
Buildings	9	10	11	21
Information technology	24	21	42	44
Other	3	11	9	22
Gross property additions	301	349	497	536
Less: capital leases (1)	-	40	62	40
Property additions	$301	$309	$435	$496

(1)
For the three and six months ended June 30, 2010, the Company recorded nil and $62 million, respectively, of assets acquired through equipment leases ($40 million in both the three and six months ended June 30, 2009), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2010, the Company expects to invest approximately $1.6 billion for its capital programs, of which approximately $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network.

Free cash flow

The Company generated $465 million and $958 million of free cash flow for the three and six months ended June 30, 2010 compared to $256 million and $463 million for the same periods in 2009. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30
In millions	2010	2009	2010	2009

Cash provided from operating activities	$859	$632	$1,456	$950
Cash used by investing activities	(267)	(236)	(250)	(682)
Cash provided before financing activities	592	396	1,206	268

Adjustments:
Change in accounts receivable securitization	-	-	2	68
Dividends paid	(126)	(118)	(253)	(236)
Acquisition of EJ&E	-	-	-	373
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	(1)	(22)	3	(10)
Free cash flow	$465	$256	$958	$463

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financing activities: Cash used by financing activities for the three and six months ended June 30, 2010 totaled $443 million and $665 million, respectively, compared to $292 million and $240 million, respectively, for the same periods in 2009. In the first half of 2010, the reduction of long-term debt related entirely to the Company’s capital lease obligations. In the same period of 2009, the Company issued US$550 million (Cdn$684 million) of 5.55% Notes due in 2019 of which the net proceeds of US$540 million (Cdn$672 million) were used to repay a portion of outstanding commercial paper and its accounts receivable securitization program. In the first half of 2009, issuances and repayments of long-term debt related mainly to the Company’s commercial paper program.
Cash received from stock options exercised during the quarters ended June 30, 2010 and 2009 was $18 million and $8 million, respectively, and the related tax benefit realized upon exercise was $4 million and $5 million, respectively. Cash received from stock options exercised during the first half of 2010 and 2009 was $57 million and $10 million, respectively, and the related tax benefit realized upon exercise was $17 million and $5 million, respectively.
In the second quarter and first half of 2010, the Company repurchased 5.4 million and 7.7 million common shares for $317 million (weighted-average price per share of $58.70) and $446 million (weighted-average price per share of $57.92), respectively, under its new 15.0 million share repurchase program. In 2009, the Company did not repurchase any common shares under its previous 25.0 million share repurchase program, which expired on July 20, 2009.
The Company paid quarterly dividends of $0.2700 per share amounting to $126 million in the second quarter and $253 million in the first half of 2010, compared to $118 million and $236 million, respectively, at the rate of $0.2525 per share, for the same periods in 2009.

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratio is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	June 30,	2010	2009
Debt-to-total capitalization ratio (1)		36.0%	40.6%
Add: Present value of operating lease commitments plus securitization financing (2)		1.9%	2.1%
Adjusted debt-to-total capitalization ratio		37.9%	42.7%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Twelve months ended June 30,	2010	2009
Debt		$6,555	$7,599
Add: Present value of operating lease commitments plus securitization financing (2)		568	665
Adjusted debt		7,123	8,264

Operating income		2,758	2,728
Add: Depreciation and amortization		798	776
EBITDA (excluding Other income)		3,556	3,504
Add: Deemed interest on operating leases		32	36
Adjusted EBITDA		$3,588	$3,540
Adjusted debt-to-adjusted EBITDA		1.99 times	2.33 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The decrease in the Company’s adjusted debt-to-total capitalization ratio at June 30, 2010 and adjusted debt-to-adjusted EBITDA ratio for the twelve months ended June 30, 2010 as compared to the same periods in 2009 was mainly due to a stronger Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date, as well as net debt repayments.

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a US$1 billion revolving credit facility, expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at June 30, 2010, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2009) and had letters of credit drawn of $423 million ($421 million as at December 31, 2009).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at June 30, 2010, the Company had no outstanding borrowings under its commercial paper program (nil as at December 31, 2009).

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at June 30, 2010:
In millions	Total	2010	2011	2012	2013	2014	2015 & thereafter
Long-term debt obligations (1)	$5,481	$-	$424	$-	$424	$344	$4,289
Interest on long-term debt obligations	5,618	168	335	308	298	281	4,228
Capital lease obligations (2)	1,434	151	182	83	107	247	664
Operating lease obligations (3)	698	65	118	98	72	46	299
Purchase obligations (4)	819	365	237	69	59	45	44
Other long-term liabilities reflected on
the balance sheet (5)	816	55	62	50	48	44	557
Total obligations (6)	$14,866	$804	$1,358	$608	$1,008	$1,007	$10,081

(1)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,074 million which are included in “Capital lease obligations.”

(2)	Includes $1,074 million of minimum lease payments and $360 million of imputed interest at rates ranging from 0.7% to 11.8%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(5)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

(6)

In addition, the Company has commitments in relation to the EJ&E acquisition to spend, over the next two years, approximately US$100 million for railroad infrastructure improvements and over US$60 million, over the next four years, under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities' concerns, and additional conditions imposed by the Surface Transportation Board (STB).

For 2010 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statement.

Acquisition and disposal of property

2010 - Disposal of Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million was placed in escrow to be released in accordance with the terms of the agreement. As at June 30, 2010, a minimal amount remained in escrow.  Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

2009 - Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the Elgin, Joliet and Eastern Railway Company (EJ&E), a short-line railway that operates over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (Cdn$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of $49 million ($30 million after-tax) were expensed and reported in Casualty and other in the Consolidated Statement of Income in the first half of 2009.

2009 - Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which now stands at $100 million until January 31, 2011, to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will return to $600 million until the expiry of the program. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The Company retains the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibility. The average servicing period is approximately one month. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
The Company accounts for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable is relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximates the book value thereof. As such, no gain or loss is recorded.
The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to comply with could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the terms of the agreement, the Company may change the percentage of co-ownership interest sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.
As at June 30, 2010, the Company had no receivables sold under this program (the Company had sold receivables that resulted in proceeds of $2 million and recorded retained interest of approximately 10% in Other current assets as at December 31, 2009).

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 7 – Major commitments and contingencies, to the Company’s unaudited Interim Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2009 Annual Consolidated Financial Statements. For the three and six months ended June 30, 2010, the Company recorded total compensation expense for awards under all plans of $10 million and $50 million, respectively, and $25 million and $40 million, respectively, for the same periods in 2009. The total tax benefit recognized in income in relation to stock-based compensation expense for the three and six months ended June 30, 2010 was $2 million and $13 million, respectively, and $7 million and $11 million, respectively, for the same periods in 2009.
Additional disclosures are provided in Note 4 – Stock plans, to the Company’s unaudited Interim Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At June 30, 2010, the Company did not have derivative financial instruments outstanding. At June 30, 2010, Accumulated other comprehensive loss included an unamortized gain of $10 million, $7 million after-tax ($11 million, $8 million after-tax at December 31, 2009) relating to treasury lock transactions settled in 2004, which is being amortized over the term of the related debt.
Additional disclosures are provided in Note 18 – Financial instruments to the Company’s 2009 Annual Consolidated Financial Statements as well as Note 8 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

Common stock

Share repurchase program
In January 2010, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
In the second quarter of 2010, under this current share repurchase program, the Company repurchased 5.4 million common shares for $317 million, at a weighted-average price of $58.70. As of June 30, 2010, the Company has repurchased 7.7 million common shares for $446 million, at a weighted-average price of $57.92 per share.

Outstanding share data
As at July 22, 2010, the Company had 465.4 million common shares and 10.1 million stock options outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Recent accounting pronouncements and other

In March 2010, the Patient Protection and Affordable Care Act (PPACA) (H.R. 3590) and the Health Care and Education Reconciliation Act of 2010 (H.R. 4872) were signed into law in the United States (“the Acts”). The PPACA changes the tax treatment of federal subsidies paid to sponsors of retiree health benefit plans, such as the Company, that provide a benefit that is at least actuarially equivalent to the benefits under Medicare Part D. Under FASB ASC 740 “Income Taxes,” the impact of the change in tax law is to be recognized in continuing operations in the income statement in the period the PPACA was signed into law. This change had a minimal impact on the net deferred income tax liability of the Company.  The Company is currently evaluating the impact of the various other provisions of the Acts on its health care benefit plans and its financial statements.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2009, as well as the effect of changes to these estimates, can be found on pages 32 to 38 of the Company’s 2009 Annual Report.
As at June 30, 2010 and December 31 and June 30, 2009, the Company had the following amounts outstanding relating to its critical accounting estimates:

	June 30	December 31	June 30
In millions	2010	2009	2009
	(Unaudited)		(Unaudited)
Pension asset	$984	$846	$1,578
Pension liability	228	222	245
Other postretirement benefits liability	269	268	255
Provision for personal injury and other claims	375	344	424
Provision for environmental costs	106	103	112
Net deferred income tax provision	5,202	5,014	5,330
Properties	22,801	22,630	23,160

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers, including the recent situation in the North American and global economies, can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry and that further consolidation within the transportation industry will not adversely affect the Company’s competitive position.  No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the compliance and capital costs likely to be incurred in the next several years, newly discovered facts, changes in laws, the possibility of future spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties, may result in additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards. As such, the ultimate cost of addressing

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Personal injury and other claims
The Company becomes involved, from time to time, in various legal actions, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at June 30, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at June 30, 2010, CN employed a total of 15,386 employees in Canada, of which 11,769 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the agreements remain in effect until the bargaining process has been exhausted.
On March 18, 2010, an arbitration decision was issued setting out the terms and conditions of the new collective agreements between CN and the Teamsters Canada Rail Conference (TCRC), covering approximately 1,500 locomotive engineers (representing approximately 90% of the locomotive engineers). These collective agreements will expire on December 31, 2011. This decision concludes the bargaining process initiated by the parties in September 2008. In December 2009, the parties had agreed to end a five-day strike by submitting two outstanding issues, general wage increases and improvements to existing benefits, to binding arbitration.
On March 23, 2010, CN initiated the bargaining process for the renewal of the collective agreements applicable to approximately 3,000 conductors, trainmen and yardmen (CTY), represented by the TCRC-CTY, which was to expire on July 22, 2010. On July 7, 2010, at the Company’s request for conciliation assistance, the federal Minister of Labour appointed a Conciliation Commissioner to assist the parties in the bargaining process. In the event that the parties are unable to reach an agreement, a legal strike or lock-out is not possible until after the conciliation processes are completed and the parties have complied with Canada Labour Code requirements.
On May 10, 2010, CN and the TCRC ratified the collective agreement covering approximately 200 rail traffic controllers. The three-year agreement is retroactive to January 1, 2009.
On May 30, 2010, the tentative agreement reached between CN and the TCRC representing maintenance-of-way employees working on the Chemin de fer de la Matapédia et du Golfe, Ottawa Central Railway and New Brunswick East Coast Railway shortlines was ratified. The three-year agreement is retroactive to January 1, 2009.
On July 19, 2010, the tentative agreement reached between CN and the TCRC-CTY for the renewal of a collective agreement covering conductors working on the Chemin de fer d’intérêt local / Northern Quebec Territory was ratified. The five-year agreement is retroactive to December 15, 2007.
On December 31, 2010, four collective agreements governing clerical and intermodal employees, shopcraft mechanics and electricians, and owner operator truck drivers working for a CN subsidiary, will expire. Notices to commence bargaining to renew the agreements may be served on or after September 1, 2010.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Disputes with bargaining units could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lock-outs or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at June 30, 2010, CN employed a total of 6,741 employees in the United States, of which 5,543 were unionized employees.
As of July 2010, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); EJ&E; and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). The WC dispatchers became represented in May 2008 and are currently in the process of negotiating their first agreement. Agreements in place have various moratorium provisions, ranging from 2004 to 2014, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
Various business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to regulatory recourses with respect to rates and service. The following recent action has been taken by the federal government:

On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. The review is being conducted in two phases. Phase 1, which is now completed, consisted of analytical work to achieve a better understanding of the state of rail service. Phase 2 commenced on September 23, 2009 with the appointment of a panel that will develop recommendations in consultation with stakeholders. Over 100 public submissions were made, including three from CN, in response to the panel’s invitation to all interested parties to provide written submissions. The panel is expected to file its final report and recommendations with the Minister of Transport and Infrastructure by the end of 2010.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's results of operations or financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Economic regulation – U.S.
Various business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to government oversight with respect to rate, service and business practice issues. The STB has completed the following recent proceedings:

(i) A review of the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service, whereby the STB directed carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual movements. The Company implemented a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.

(ii) A review of rate dispute resolution procedures, whereby the STB modified its rate guidelines for handling medium-sized and smaller rate disputes.

(iii) A review that changed the methodology for calculating the cost of equity component of the industry cost of capital that is used to determine carrier revenue adequacy and in rate, line abandonment and other regulatory proceedings.

As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. The STB will assess, starting with the third quarter of 2010, compliance with the standard based on metrics issued by the FRA on May 12, 2010. If the STB determines that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On May 12, 2010, the FRA also issued initial guidance for stakeholder agreements among host railroads, passenger operators, and State grantees in carrying out high-speed intercity passenger rail projects funded by Congress through PRIIA, the American Recovery and Reinvestment Act of 2009, and other sources.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. Legislation to repeal the railroad industry’s limited antitrust exemptions was introduced in 2009 in both Houses of Congress. The Senate Judiciary Committee approved its version of the legislation in March 2009 and the House Judiciary Committee approved its antitrust bill in September 2009. Broader legislation to modify the system of economic regulation of the railroad industry was introduced and approved by the Senate Commerce Committee on December 17, 2009. If enacted in its current form, the legislation would make significant changes to the economic regulatory system governing rail operations in the United States.

The acquisition of the EJ&E in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see Contractual obligations section of this MD&A). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice.
The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. In early 2010, the STB directed an audit of the Company’s EJ&E operational and environmental mitigation reports and released the results of the audit to the public in April 2010.  The audit generally confirmed that CN is complying with the STB’s reporting conditions and is cooperating with local communities to mitigate the adverse impacts of additional traffic expected as a result of the EJ&E transaction. However, the audit recommended clarification of reporting requirements for blocked crossings on the EJ&E line. Based on the audit and subsequent direction by the STB, CN provided requested information to the STB on April 26, 2010. On April 28, 2010, the STB held a hearing to review CN’s reporting on blocked crossing occurrences along the EJ&E line. The STB is expected to issue a final report on the audit.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Although the STB granted the Company’s application to acquire control of the EJ&E, challenges have since been made by certain communities as to the sufficiency of the EIS which, if successful, could result in further consideration of the environmental impact of the transaction and mitigation conditions imposed. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them.
The final outcome of such challenges, as well as the resolution of matters that could arise during the STB’s five-year oversight of the transaction, cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.  In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels.  On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rulemaking to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on our Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the U.S. Coast Guard on August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator is participating in this rulemaking proceeding.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation - Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act (Act), as well as the rail portions of other safety-related statutes.  The following action has been taken by the federal government:

In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel (Review Panel) and their report has been tabled in the House of Commons.  The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.

On June 4, 2010, the Minister of Transport tabled Bill C-33 proposing a number of amendments to the Railway Safety Act addressing the recommendations made by the Review Panel. The amendments will require all companies operating a railway under federal jurisdiction to obtain a safety-based railway operating certificate. Bill C-33 also proposes to introduce administrative monetary penalties for violations of designated provisions of the Act or regulations and increases the maximum amount of judicial penalties for contraventions of the Act.

Safety regulation - U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. The Company is currently analyzing the impact of this requirement on its network and taking steps to ensure implementation in accordance with the new law. Implementation costs associated with the PTC are estimated to be approximately US$220 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and working with the FRA to ensure that its operations conform to the law’s requirements.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Security
The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i) Beginning in 2009, the PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA has issued regulations that, beginning December 26, 2008, require rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials; and beginning April 1, 2009, ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii) The PHMSA has issued regulations, effective March 14, 2009, revising standards to enhance the crashworthiness protection of tank cars used to transport TIH and to limit the operating conditions of such cars.

(iv) In Canada, the government amended the Transportation of Dangerous Goods Act on June 16, 2009. The amendments require security training and screening of personnel working with dangerous goods. The amendments also enable the development of a program to require a transportation security clearance for dangerous goods and enable the establishment of regulations requiring that dangerous goods be tracked during transport.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions such as the recent recession, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available.  Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Pension funding
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s main pension plan, the CN Pension Plan. For accounting purposes, the funded status of all pension plans is calculated at the measurement date under generally accepted accounting principles, which for the Company is December 31. For funding purposes, the funded status of the Canadian pension plans is also calculated under going-concern and solvency scenarios under guidance issued by the Canadian Institute of Actuaries (CIA) to determine the contribution level. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the Company’s results of operations or financial position. The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations. Due to recent legislative changes, actuarial valuations which were generally required on a triennial basis, will be required on an annual basis as at December 31, 2011 for the Company's largest Canadian pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). The federal pension legislation allows for funding of deficits, if any, to be paid over a number of years.

Availability of qualified personnel
The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 45% of its workforce will be eligible to retire within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders  and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold, flooding, drought and hurricanes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for the Company’s customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or severity of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company's capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; (b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Freight forwarding
CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities. This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2010, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.
During the second quarter ending June 30, 2010, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s 2009 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
July 22, 2010

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  July 27, 2010
/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 27, 2010

/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 27, 2010	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel